[ Janus Henderson Investors US LLC Letterhead ]

November 4, 2024

VIA EDGAR

Jennifer McHugh

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (“JIF”)

1933 Act File No. 002-34393

1940 Act File No. 811-01879

JANUS ASPEN SERIES (together with JIF, the “Registrant”)

1933 Act File No. 033-63212

1940 Act File No. 811-07736

Preliminary Proxy Statement on Schedule 14A

Dear Ms. McHugh:

This letter responds to comments provided by telephone on October 29, 2024, by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the Registrant related to proposals to reclassify each of Janus Henderson Global Technology and Innovation Fund, Janus Henderson Global Technology and Innovation Portfolio (each, a “Technology and Innovation Fund”), Janus Henderson Research Fund, and Janus Henderson Research Portfolio from diversified to nondiversified and to eliminate a related fundamental investment restriction, and to modify each Technology and Innovations Fund’s fundamental concentration policy. The Staff’s comments, as we understand them, and the Registrant’s responses are below.

1.	Staff Comment: The Staff asked the Registrant to include a side-by-side comparison of the changes to the fundamental concentration policy.

Response: The requested change has been made.

2.

Staff Comment: Within the discussion of Proposal 1, with respect to the indices cited, the Staff requested that the Registrant change the respective references to “a performance benchmark” instead of “the performance benchmark.”

Response: The requested changes have been made.

3.	Staff Comment: The Staff asked the Registrant to adjust the disclosure to reflect that “broker non-votes” are not counted for purposes of determining whether a quorum is present at the Meeting.

Response: The Registrant has updated the disclosure as follows (additions underlined; deletions ~~stricken~~):

Abstentions are counted for purposes of determining whether a quorum is present at the Meeting. Assuming the presence of a quorum, abstentions will have the same effect as a vote against the Proposal.

Broker non-votes are shares held by a broker or nominee for which an executed proxy is received by the Fund, but are not voted because instructions have not been received from beneficial owners or persons entitled to vote, and the broker or nominee does not have discretionary voting power. Broker non-votes are not applicable for this Meeting because shareholders are being asked to vote on matters that are deemed “non-routine” and for which brokers do not have discretionary voting power. ~~For purposes of voting on the Proposals, abstentions and “broker non-votes” will be counted as present for purposes of determining whether a quorum is present, but do not represent votes cast in favor of an adjournment, postponement, or the Proposals. Therefore, if your shares are held through a broker or other nominee, it is important for you to instruct the broker or nominee how to vote your shares.~~

4.	Staff Comment: The Staff noted the disclosure under “Share Ownership” reflects a single fund whereas the Proxy Statement as whole is for multiple funds.

Response: The disclosure has been updated to reflect plural funds.

5.	Staff Comment: On page 13 of the Proxy Statement, the Staff requested that the Registrant specify whether any of the Funds are subject to a contractual expense limitation.

Response: The requested change has been made.

6.	Staff Comment: The Staff requested that, if there is more than one Board of Trustees, the Registrant modify the language accordingly.

Response: The requested change has been made.

7.	Staff Comment: The Staff requested that Principal Holder table use an as of date that is within 30 days of the filing and all bracketed information be confirmed prior to the definitive filing.

Response: The Registrant acknowledges the comment and confirms that any missing or bracketed information will be included in the definitive filing of the Proxy Statement before it is mailed Shareholders/Contract Owners.

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Please call me at (312) 356-6858 with any questions or comments.

Respectfully,

/s/ Abigail Murray

Abigail Murray, Esq.

Vice President, Chief Legal Counsel, and Secretary to the Registrant

cc:	Jay Mensah, Esq.

Thea Kelley

Amy Pershkow, Esq.